Exhibit 99.3

August 28, 2020

To all concerned parties:

Investment Corporation
Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
Representative:	Shuichi Namba, Executive Director
URL: https://www.jrf-reit.com/english/
Asset Management Company
Mitsubishi Corp.-UBS Realty Inc.
Representative:	Katsuji Okamoto, President & CEO
Inquiries:	Keita Araki, Head of Retail Division
TEL: +81-3-5293-7081

Notice Concerning Investment Unit Split

Japan Retail Fund Investment Corporation (“JRF”) announces that it decided at its board of directors’ meeting held today to implement an investment unit split (the “Investment Unit Split”) as outlined below.

1.	Purpose of the Investment Unit Split

JRF agreed to implement an absorption-type merger (the “Merger”) with MCUBS MidCity Investment Corporation (“MMI”) on March 1, 2021, in which JRF will be the surviving corporation and MMI will be the dissolving corporation, and entered into a merger agreement as of today, as described in the “Notice Concerning Execution of the Merger Agreement by and between Japan Retail Fund Investment Corporation and MCUBS MidCity Investment Corporation” released today.

The Merger is an absorption-type merger, in which JRF is the surviving corporation, and the merger ratio before considering the Investment Unit Split is 0.5:1 (MMI: JRF). With this ratio, however, 0.5 investment units of JRF would be allocated to every MMI investment unit, and a number of MMI unitholders would receive less than one investment unit of JRF. Therefore, a two-for-one investment unit split for investment units of JRF will be implemented in order that at least one investment unit of JRF will be allocated to all of MMI unitholders so that MMI unitholders will be able to continue to hold JRF investment units after the Merger. Following the Investment Unit Split, one unit of JRF per one investment unit of MMI will be allocated to MMI unitholders.

To unitholders in the United States:

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

Disclaimer: This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

2.	Summary of the Investment Unit Split

(1) Method of the Investment Unit Split

Each investment unit of JRF owned by unitholders stated or recorded in the final unitholders register on February 28, 2021 (Sunday), the day immediately preceding the effective date of the Merger, will be split into two investment units. The Investment Unit Split is subject to the merger agreement for the Merger not being cancelled or expiring by the day immediately preceding the effective date of the Merger. The Investment Unit Split will come into effect on March 1, 2021 (Monday), the effective date of the Merger.

* Because the record date is February 28, 2021 (Sunday), a nonbusiness day for the administrator of the unitholders register, the actual record date will be February 26, 2021 (Friday). Therefore, the right to receive investment units through the Investment Unit Split will be granted to unitholders who hold investment units as of such date. The final trading day with rights at the Tokyo Stock Exchange will be February 24, 2021 (Wednesday).

(2) Number of investment units increased after the Investment Unit Split
1) Outstanding investment units before the Investment Unit Split	2,602,483
2) Investment units increased by the Investment Unit Split	2,602,483
3) Outstanding investment units after the Investment Unit Split	5,204,966
4) Total outstanding investment units after the Merger	6,989,091	(Note 1)
5) Issuable investment units after the Investment Unit Split and the Merger	16,000,000	(Note 2)

(Note 1)	In the case that one unit of JRF after the Investment Unit Split will be distributed for each of all the investment units of MMI (1,784,125 units) in the Merger.
(Note 2)	Although the current number of issuable investment units is 8,000,000, JRF is planning to amend its articles of incorporation partially in association with the Investment Unit Split according to a resolution at the board of directors of JRF and to change the number of issuable investment units as of the date when the Merger becomes effective.

3.	Schedule of the Investment Unit Split

(1) Public notice date for record date	Early February, 2021 (scheduled)
(2) Record date	February 28, 2021 (scheduled)
(3) Effective date	March 1, 2021 (scheduled)

4.	Other

Other matters required for the Investment Unit Split will be determined at board of directors’ meetings to be held in the future.

END

* Website

Japan Retail Fund Investment Corporation:    https://www.jrf-reit.com/english/

Disclaimer: This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

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